Mail Stop 3561

February 14, 2008

Philip J. Schoonover
Chairman, President and Chief Executive Officer
Circuit City Stores, Inc.
9950 Mayland Drive
Richmond, Virginia 23233

>   **Re: Circuit City Stores, Inc.**
>   **Form 10-K for Fiscal Year Ended February 28, 2007**
>   **Filed April 30, 2007**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 30, 2007**
>   **Form 10-Q for the Fiscal Quarter Ended May 31, 2007**
>   **Filed July 3, 2007**
>   **Form 10-Q for the Fiscal Quarter Ended August 31, 2007**
>   **Filed October 9, 2007**
>   **File No. 001-05767**

Dear Mr. Schoonover:

    We have reviewed your responses to our comments dated December 7, 2007 and January 31, 2008 and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

1.   We note your response to prior comment four from our letter dated November 16, 2007. Please expand the disclosure related to the company's use of tally sheets to discuss how the use of the tally sheets resulted in the compensation decisions made. For example, please disclose whether the cost of certain termination scenarios resulted in any adjustment of the various compensation elements included in the tally sheets. As another example, please disclose whether the tally sheets are used to determine where an individual executive officer's compensation

falls in relation to the benchmarks set by the company and whether adjustments were made to compensation based on such analysis.

2.   We note your response to prior comment seven from our letter dated November 16, 2007. Please refer to Item 402(b)(2)(xiv) which requires that if a company engages in benchmarking that "the components (including component companies)" be disclosed where the benchmarking is material to the company's compensation policies and decisions . As a result, we re-issue the comment.

3.   We note your response to prior comment 11 from our letter dated November 16, 2007. Please disclose what resulted in an average salary increase of 3.77% for executive officers. We note your disclosure that the company prepares recommendations for salary increases for executive officers other than the chief executive officer, and we note that individual performance was not material to this decision. Please disclose the factors that affect the company's recommendation such as the market data, cost of living or company performance.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Blair Petrillo at (202) 551-3550 or Mara Ransom, Legal Branch Chief at (202) 551-3264 if you have questions regarding the comments issued. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Meredith B. Cross
         Wilmer Cutler Pickering Hale and Dorr LLP